Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL ENHANCES SUPERIOR OFFER TO ACQUIRE

FIBREK TO C$1.40 – MORE CASH OFFERED

NEW YORK, NY, April 11, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that, pursuant to an amended Support Agreement with Fibrek Inc. (“Fibrek”), it has increased its offer (the “Offer”) to acquire all of the issued and outstanding common shares of Fibrek to C$1.40 per Fibrek share. Pursuant to the enhanced Offer, Mercer is offering to acquire all of the outstanding Fibrek shares for consideration per Fibrek share, at the election of each holder, in one of the following forms:

•	C$1.40 in cash per Fibrek share (subject to proration);

•	0.1659 of a share of Mercer’s common stock (a “Mercer Share”) per Fibrek share (subject to proration); or

•	C$0.64 in cash plus 0.0903 of a Mercer Share per Fibrek share.

Under the enhanced Offer, the aggregate cash consideration has been increased to approximately C$83.0 million, while the maximum number of Mercer shares available to be issued under the Offer remains 11,741,496 Mercer shares.

The enhanced Offer represents, as at February 9, 2012, the date immediately before we announced our initial Offer, a premium of 40% over the unsolicited insider bid made by AbitibiBowater Inc. (“Abitibi”), 94% over the closing price of the Fibrek shares on November 28, 2011, the date of announcement of the Abitibi bid, and approximately 84% over the volume-weighted average trading price of the Fibrek shares on the Toronto Stock Exchange for the 20 trading days ending on such date.

Jimmy S.H. Lee, Mercer’s Chairman and Chief Executive Officer, stated: “Mercer’s initial offer was clearly superior to the Abitibi offer, and has now been enhanced even further. The cash alternative is significantly higher, and will lock in substantial value for Fibrek shareholders who choose that option. The share alternatives give Fibrek shareholders the opportunity to participate in the significant upside potential of the combined Mercer business going forward. We urge all Fibrek shareholders to act quickly to tender their shares to our superior bid.”

In connection with the enhanced Offer, Fibrek has also approved a new shareholder rights plan, in substantially the form of its shareholder rights plan dated December 19, 2011. Pursuant to the amended Support Agreement, Fibrek has also agreed, among other things, to increase the expense reimbursement fee payable to Mercer to C$2.4 million.

Mercer also announced that: (i) the United States Securities and Exchange Commission (the “SEC”) declared effective on April 9, 2012, its registration statement relating to the Offer; and (ii) Mercer obtained shareholder approval at its meeting of shareholders held on April 10, 2012 for the issuance of Mercer Shares in connection with the Offer.

The Offer remains subject to customary conditions, including, among others, there being deposited (and not withdrawn) that number of Fibrek shares which, together with the Fibrek shares and special warrants, if any, held by Mercer, represent at least 50.1% of the outstanding Fibrek shares on a fully-diluted basis, and the absence of a material adverse change with respect to Fibrek. As at the date hereof, approximately 31 million Fibrek shares have been deposited under the Offer, representing approximately 24% of the issued and outstanding Fibrek common shares.

A notice of change, variation and extension (the “Notice”) setting forth details of the enhanced Offer will be mailed to shareholders and will be available on SEDAR at www.sedar.com in due course. The enhanced Offer will be open for acceptance for a period of not less than 10 days from the date of the Notice, or as otherwise required by applicable securities laws. The Notice should be read together with the offer and takeover bid circular dated February 29, 2012 and ancillary documents, as amended by the notice of variation dated March 19, 2012 and the notice of variation and extension dated April 5, 2012 and the amended Support Agreement, all of which are available on SEDAR at www.sedar.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the SEC a Registration Statement on Form S-4, as amended and Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been filed with the SEC, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statements

The preceding includes forward looking statements, including statements regarding our ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on our business and operations and our ability to integrate the business and operations of Fibrek with our own, which involve known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, the outcome of any court appeals or related proceedings, our and Fibrek’s ability to obtain required consents and approvals in connection with the transactions, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY: Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099